April 14, 2008

Dear Shareholder:

First Bancorp of Indiana, Inc. (the “Company”) intends to engage in a transaction that will result in the termination of the registration of our common stock under the federal securities laws. This will eliminate the significant expense required to comply with the reporting and related requirements under these laws. Often referred to as a “going private transaction,” the transaction is a reverse split of our common stock whereby each 300 shares of our common stock will be converted to one share of our common stock, and holders of fractional shares will be entitled to receive cash in lieu of fractional interests in an amount equal to $14.00 per share for each pre-split share that becomes a fractional interest. Following the reverse stock split, we will effect a 300-for-1 forward stock split for those shareholders who, following the reverse stock split, continue to hold at least one whole share of our common stock.

The reverse/forward stock split transaction will affect our shareholders as follows:

If you are a record shareholder with:	Effect:

300 or more shares:	You will continue to hold the same number of shares

Fewer than 300 shares:	You will be entitled to $14.00 in cash, without interest, per share

The primary effect of this transaction will be to reduce our total number of shareholders of record to below 300.  As a result, we will terminate the registration of our common stock under federal securities laws, our reporting obligations with the Securities and Exchange Commission (the “SEC”) will be suspended, and we will no longer be eligible for trading on the NASDAQ Stock Market.

We are engaging in this transaction because our Board has concluded, after careful consideration, that the costs and other disadvantages associated with being an SEC-reporting company outweigh any of the advantages.  The reasons the Board considered in reaching this conclusion include:

•	We estimate that we will eliminate annual expenses of approximately $200,000 by eliminating the requirement to make periodic reports and reducing the expenses of shareholder communications.

•
Operating as a non-SEC reporting company will reduce the burden on our management that arises from increasingly stringent SEC reporting requirements, including requirements of the Sarbanes-Oxley Act, thus allowing management to focus more of its attention on our customers and the communities in which we operate.

•
Beginning with its Form 10-K for the year ending June 30, 2008, the Company must provide a report of management on the Company’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.   The costs of compliance with this requirement are estimated at $60,000 for the year ending June 30, 2008 and $30,000 for the year ending June 30, 2009.  These costs will be avoided if the Company completes the reverse/forward stock split described in the accompanying disclosure document.

•	At least 268 of our 479 record shareholders own fewer than 300 shares. The reduction in the number of shareholders can be expected to reduce our costs of shareholder communications.

•
These costs of being a public company outweigh the benefits to a well-capitalized company of our size, and going private will free up management to focus on long-term business prospects beneficial to shareholders and customers.

The enclosed disclosure document includes a discussion of the alternatives and factors considered by the Board in connection with its approval of the reverse/forward stock split, and we encourage you to read carefully the disclosure document and its appendices.  Your Board of Directors believes the terms of the proposed transaction are fair and are in the best interest of our unaffiliated shareholders.

Sincerely,

Michael H. Head
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

2

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
The Company and First Federal	1
Overview of the Split Transaction	1
Effects of the Split Transaction	2
Reasons for the Split Transaction	2
Background of the Split Transaction	2
Fairness of the Split Transaction	3
Fairness Opinion of Financial Advisor	3
Interests of Certain Persons in the Split Transaction	3
Financing of the Split Transaction	3
Effect on Market for Shares	3
No Shareholder Approval	4
Material Federal Income Tax Consequences of the Split Transaction	4
Dissenters’ Rights	4
Reservation	4
QUESTIONS AND ANSWERS ABOUT THE SPLIT TRANSACTION	5
SPECIAL FACTORS	8
Overview of the Split Transaction	8
Background of the Split Transaction	8
Reasons for the Split Transaction	11
Fairness of the Split Transaction	13
Effects of the Split Transaction on Affiliates	18
Fairness Opinion of Financial Advisor	19
Structure of the Split Transaction	23
Effects of the Split Transaction on the Company	23
Interests of Certain Persons in the Split Transaction	25
Financing of the Split Transaction	25
Federal Income Tax Consequences	26
Record and Beneficial Ownership of Common Stock	27
Appraisal Rights and Dissenters’ Rights	28
Regulatory Requirements	28
Accounting Treatment	28
Fees and Expenses	28
Reservation	28
SELECTED HISTORICAL FINANCIAL DATA	29
SUMMARY PRO FORMA FINANCIAL INFORMATION	30
MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION	32
COMMON STOCK PURCHASE INFORMATION	32
WHERE YOU CAN FIND MORE INFORMATION	33
DOCUMENTS INCORPORATED BY REFERENCE	33

Appendix A-1	Form of Amendment to Articles of Incorporation to Effect Reverse Stock Split
Appendix A-2	Form of Amendment to Articles of Incorporation to Effect Forward Stock Split
Appendix B	Opinion of Keefe, Bruyette & Woods, Inc.

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SUMMARY TERM SHEET

This summary provides an overview of material information from this disclosure document.  However, it is a summary only.  To better understand the reverse stock split and forward stock split transaction and for a more complete description of its terms, we encourage you to read carefully this entire document and the documents to which it refers.

In this disclosure document, “the Company,” “we,” “our,” “ours,” and “us” refer to First Bancorp of Indiana, Inc., an Indiana corporation.  The term “First Federal” refers to the Company’s wholly-owned subsidiary, First Federal Savings Bank.  The term “split transaction” refers to the reverse and forward stock splits, together with the related cash payments to registered shareholders holding fewer than 300 shares at the effective time of the split transaction.  The term “non-continuing shareholders” of the Company means all record holders of common stock of the Company (i.e., registered owners of the shares whose names appear on the Company’s records as shareholders) with fewer than 300 shares at the effective time of the reverse stock split transaction.  The term “continuing shareholders” means all record holders of common stock of the Company with at least 300 shares at the effective time of the reverse stock split transaction.  References to “common stock” or “shares” refer to the Company’s common stock, par value $0.01 per share.

The Company and First Federal

First Bancorp of Indiana, Inc. is a unitary savings and loan holding company, with a business address of 5001 Davis Lant Drive, Evansville, Indiana 47115, and a business telephone number of (812) 492-8100.  The Company owns 100% of First Federal Savings Bank.  The Company’s common stock is listed on the NASDAQ Global Market under the symbol “FBEI.”  As of the close of business on April 7, 2008, we had 1,823,828 shares of our common stock issued and outstanding. On April 3, 2008, which is the most recent date on which our common stock traded before the printing of this disclosure document, the closing price of our common stock was $11.96 per share.

First Federal Savings Bank is a federal savings bank.  First Federal conducts its operations through nine offices located in southwest Indiana. Most of First Federal’s depositors live in the areas surrounding its branches, and most of First Federal’s loans are made to persons in Evansville and the surrounding counties.

Overview of the Split Transaction

Our Board of Directors has adopted amendments to our Articles of Incorporation that will result in a reverse 1-for-300 stock split followed immediately by a forward 300-for-1 stock split.  Upon completion of the split transaction, our record shareholders who hold only fractional shares after giving effect to the reverse 1-for-300 stock split will be entitled to receive a payment of $14.00 per share for each pre-split share.  Record shareholders with fewer than 300 pre-split shares will have no interest in the Company following the reverse stock split.  After we complete the reverse stock split and identify those shareholders entitled to payment for their pre-split shares, we will complete a forward stock split in which each share of common stock will be converted into 300 shares of common stock post-split.  As a result of this subsequent forward stock split, record shareholders who hold 300 or more shares prior to the reverse stock split will ultimately hold the same number of shares following the forward stock split. The text of the amendments to our Articles of Incorporation are attached to this disclosure document as Appendices A-1 and A-2.

The transaction has been structured as a two-step stock split transaction because the reverse stock split will enable us to reduce the number of our shareholders of record to fewer than 300, while the forward stock split will avoid disruption to the record shareholders that own 300 or more shares of common stock prior to the split transaction.  Because shareholders owning 300 or more shares of common stock are not affected by the two-step structure, this structure minimizes the costs of our becoming a non-SEC reporting company while achieving the goals outlined in this disclosure document.

The split transaction is being effected at the record shareholder level.  This means that we will look at the number of shares registered in the name of a single holder to determine if that holder’s shares will be cashed out.  Because we think it is likely that any nominee (including nominees in whose name brokers or banks hold their customers’ shares) will hold more than 300 shares in the aggregate, we think it is likely that all “street name” holders will remain continuing shareholders.

   We expect to pay a total of approximately $356,000 to shareholders in the reverse stock split and we anticipate that the number of outstanding shares of our common stock will decrease approximately 1.4% as a result of the split transaction.  These numbers and amounts may change as a result of trading activity in our shares between the date hereof and the effective date of the split transaction.  See “SPECIAL FACTORS—Overview of the Split Transaction.”

Effects of the Split Transaction

•
The split transaction will reduce the number of holders of the common stock of the Company to fewer than 300, which will enable the Company to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

•
As a result of the split transaction, the common stock of the Company will no longer be listed on the NASDAQ Stock Market. We will use our best efforts to cause the common stock to be listed on the OTC Bulletin Board, although there can be no assurance that we will be able to do so.

•	Going private will significantly change the public disclosures of the Company.

For a further description of how the split transaction will affect our shareholders, including the different effects on the affiliated and unaffiliated continuing and non-continuing shareholders, please see “SPECIAL FACTORS—Fairness of the Split Transaction—Substantive Fairness” on pages 13 through 17  For more information on the effects of the split transaction on the Company, see “SPECIAL FACTORS—Effects of the Split Transaction on the Company.”

Reasons for the Split Transaction

The principle purposes of, and our reasons for, effecting the split transaction are:

•	To eliminate annual expenses of approximately $200,000 by eliminating the requirement to file periodic reports with the SEC and reducing the expenses of shareholder communications;

•
To reduce the burden on our management that arises from increasingly stringent SEC reporting requirements, including requirements of the Sarbanes-Oxley Act, thus allowing management to focus more of its attention on our customers and the communities in which we operate;

•
To eliminate costs of filing with the Company’s Form 10-K a report of management on the Company’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, which costs are expected to be approximately $60,000 in the year ending June 30, 2008 and $30,000 in the year ending June 30, 2009.

The Board has concluded that the costs of complying with federal securities laws outweigh the benefits the Company receives for being an SEC reporting company.  For further discussion of the Board’s reasons for the split transaction, see “SPECIAL FACTORS—Reasons for the Split Transaction” on pages 11 to 13.

Background of the Split Transaction

For a description of the events leading to the approval of the split transaction by our Board of Directors and the reasons for its approval, you should refer to “SPECIAL FACTORS—Background of the Split Transaction,” “—Reasons for the Split Transaction,” and “—Fairness of the Split Transaction,” on pages 8 through 18.  As we explain more fully in these sections, our Board considered and rejected various alternative methods of effecting a transaction that would enable us to become a non-SEC reporting company, while remaining an independent, community-owned company.

Fairness of the Split Transaction

Based on a careful review of the facts and circumstances relating to the split transaction, our Board of Directors believes that the split transaction and the terms and provisions of the split transaction, including the cash to be paid to the non-continuing shareholders, are substantively and procedurally fair to our unaffiliated shareholders, including unaffiliated shareholders that are continuing shareholders and unaffiliated shareholders that are non-continuing shareholders.  See “SPECIAL FACTORS—Fairness of the Split Transaction.”

The Company has not asked its shareholders to vote on the split transaction. Under Indiana law, the Board of Directors of the Company may amend the Articles of Incorporation of the Company to effect both the reverse stock split and the forward stock split without the approval of the shareholders. Because of such specific authorization in the Indiana Code, the Board of Directors does not believe that the lack of a vote affects the fairness of the transaction to either non-continuing shareholders or continuing unaffiliated shareholders.

For a complete discussion of the positive and negative factors considered by the Board, please see pages 13 through 18.

Fairness Opinion of Financial Advisor

In deciding to approve the split transaction, our Board of Directors considered the opinion of Keefe, Bruyette & Woods, Inc. (“KBW”) that the $14.00 consideration proposed to be paid to the non-continuing shareholders, whether affiliated or unaffiliated, is fair from a financial point of view to those shareholders.

The full text of the fairness opinion is attached to this disclosure document as Appendix B, and you are encouraged to read it carefully.  See “SPECIAL FACTORS—Fairness Opinion of Financial Advisor.”

Interests of Certain Persons in the Split Transaction

You should be aware that the directors and executive officers of the Company have interests in the split transaction that may present actual or potential, or the appearance of actual or potential, conflicts of interest in connection with the split transaction, including the following:

•
Following the split transaction, the executive officers and directors of the Company will own, in the aggregate, approximately 16.4% of the outstanding shares of the Company’s common stock, which represents a slight increase from the 16.2% that they held as of January 31, 2008.

 See “SPECIAL FACTORS—Interests of Certain Persons in the Split Transaction.”

Financing of the Split Transaction

We estimate that the total funds required to fund the payment of the split transaction consideration to the non-continuing shareholders and to pay fees and expenses relating to the split transaction will be approximately $443,000. This amount may increase as a result of trading activity in our shares between the date hereof and the effective date of the split transaction.  The Company will use cash on hand to fund the split transaction.

Effect on Market for Shares

The common stock of the Company is currently listed on the NASDAQ Global Market. Following the split transaction, the common stock will be delisted from the NASDAQ Global Market. This delisting, together with the reduction in public information concerning the Company as a result of its no longer being required to file reports under the Securities Exchange Act of 1934, may reduce the liquidity of the common stock. The Company currently intends to use its best efforts to cause its common stock to trade on the OTC Bulletin Board, although there can be no assurance that it will be able to do so. See “SPECIAL FACTORS—Effects of the Split Transaction on the Company.”

No Shareholder Approval

The shareholders are not being asked to vote in connection with the split transaction. Pursuant to Section 23-1-38-2 of the Indiana Code, shareholder approval is not required for this type of going private transaction or for the amendments to the Articles of Incorporation of the Company and no vote of the shareholders is being sought.

Material Federal Income Tax Consequences of the Split Transaction

We believe that the split transaction, if completed, will have the following federal income tax consequences:

•	the split transaction should result in no material federal income tax consequences to us;

•	the continuing shareholders, whether affiliated or unaffiliated, will not recognize any gain or loss or dividend income in connection with the split transaction; and

•
the receipt of cash in the split transaction by the non-continuing shareholders, whether affiliated or unaffiliated, will be taxable to those shareholders, who will generally recognize gain or loss in the split transaction in an amount determined by the difference between the cash they receive and their adjusted tax basis in their common stock surrendered. Any such recognized gain will be treated as capital gain unless, in the case of the particular shareholder, the receipt of the cash is deemed to have the effect of a dividend.

Because determining the tax consequences of the split transaction can be complicated, you should consult your own tax advisor to understand fully how the split transaction will affect you.  See “SPECIAL FACTORS—Federal Income Tax Consequences.”

Dissenters’ Rights

Under Indiana law, you do not have dissenters’ rights in connection with the split transaction.  Although you will not have dissenters’ rights in connection with the split transaction, you may pursue all available remedies under applicable law.

Reservation

The Company reserves the right to abandon the split transaction for any reason at any time before the filing of the necessary amendments to the Articles of Incorporation with the Indiana Secretary of State if the Board of Directors determines that such action would be in the best interest of the Company. The Company may, for example, abandon or delay the transaction if there is a significant increase in transaction costs or if it is determined that the approved split will not reduce the number of shareholders of record to fewer than 300. See “SPECIAL FACTORS—Reservation.”

QUESTIONS AND ANSWERS ABOUT THE
SPLIT TRANSACTION

Q:	What is the proposed split transaction?

A:	Our Board of Directors has approved a reverse 1-for-300 stock split followed immediately by a forward 300-for-1 stock split of our outstanding common stock.

The purpose of the split transaction is to allow us to suspend our SEC-reporting obligations (referred to as “going private”) by reducing the number of our shareholders of record to fewer than 300.  This will allow us to terminate the registration of our common stock under the Securities Exchange Act of 1934 (the “Exchange Act”), and relieve us of the costs typically associated with the preparation and filing of reports and other documents with the SEC.

Q:	What does it mean for the Company and our shareholders that the Company will no longer be a public company and subject to federal securities laws reporting obligations?

A:
We will no longer be required to file reports with the SEC, including annual, quarterly and periodic reports. This will greatly reduce the amount of information that is publicly available about the Company and will eliminate certain corporate governance safeguards resulting from the Sarbanes-Oxley Act, such as the requirements for an audited report on our internal controls and for our CEO and CFO to certify as to the accuracy of our disclosures, and disclosure requirements relating to our audit committee composition, code of ethics and director nomination process. We do, however, intend to continue to have our financial statements audited and to send shareholders an annual report. Additionally, beginning 90 days after the effective date of the split transaction, our executive officers and directors will no longer be subject to many of the reporting requirements and restrictions of the Exchange Act, including the reporting and short-swing profit provisions of Section 16, and information about their compensation and stock ownership will not be publicly available.

Q:	What will I receive in the split transaction?

A:
If you are the registered owner of fewer than 300 shares of our common stock on the date of the reverse stock split, you will receive $14.00 in cash from us for each pre-split share you own. If you are the registered owner of 300 or more shares of our common stock on the date of the reverse stock split, you will not receive any cash payment for your shares in connection with the split transaction and will continue to hold the same number of shares of our common stock as you did before the split transaction.

Q:	Why is 300 shares the “cutoff” number for determining which shareholders will be cashed out and which shareholders will remain as shareholders of the Company?

A:
The purpose of the split transaction is to reduce the number of our shareholders of record to fewer than 300, which will allow us to de-register as an SEC-reporting company. Our Board selected 300 shares as the “cutoff” number in order to enhance the probability that after the split transaction we will have fewer than 300 shareholders of record.

Q:	May I buy additional shares in order to remain a shareholder of the Company?

A:
Yes. The key date for acquiring additional shares is May 7, 2008. So long as you are able to acquire a sufficient number of shares so that you are the registered owner of 300 or more shares by Wednesday, May 7, 2008, your shares of common stock will not be cashed out by the split transaction.

Q:	What if I hold my shares in “street name”?

A:
The split transaction will be effected at the registered shareholder level. This means that we will look at the number of shares registered in the name of a single holder as that name appears in the Company’s records to determine if that holder’s shares will be cashed out.  With respect to shares held in “street name,” because it is likely that your brokerage firm holds 300 or more total shares registered in nominee name, you are not likely to be cashed out, even if you beneficially own fewer than 300 shares.  If you hold shares in “street name,” you should talk to your broker, nominee or agent to determine how the split transaction will affect you.

Q:	When is the split transaction expected to be completed?

A:
We expect the split transaction to be completed on or about May 7, 2008. We need to file the amendments to our Articles of Incorporation with the Indiana Secretary of State for the split transaction to become effective.

Q:	What if the proposed split transaction is not completed?

A:
It is possible that the proposed split transaction will not be completed. The proposed split transaction will not be completed if the Board determines that it is not in the best interests of the Company’s shareholders to complete the transaction.  If the split transaction is not completed, we will continue our current operations, and we will continue to be subject to the reporting requirements of the SEC.

Q:	Will I have appraisal or dissenters’ rights in connection with the split transaction?

A:
No. Under Indiana law, which governs the split transaction, you do not have the right to demand the appraised value of your shares or any other dissenters’ rights.  Your rights are described in more detail under “SPECIAL FACTORS—Appraisal Rights and Dissenters’ Rights” at page 28.

Q:	Should I send in my stock certificates now?

A:
No. If you are the registered owner of fewer than 300 shares of common stock on the date the split transaction is completed, our transfer agent will send you written instructions for exchanging your stock certificates for cash. If you are the registered owner of 300 or more shares of our common stock, you will continue to hold the same shares after the split transaction as you did before.

Q:	If I own fewer than 300 shares and cannot locate my stock certificates, what should I do?

A:
If you are entitled to receive cash in the split transaction you will be sent a Letter of Transmittal with instructions for tendering your stock certificates. Those instructions will explain what to do if you cannot find your stock certificates. Generally, you will need to submit a lost share affidavit and a fee for a surety bond in lieu of submitting the lost, misplaced or destroyed stock certificate.

Q:	What are the tax consequences of the split transaction to me?

A.
There will be no tax consequences to you if you are the registered owner of 300 or more shares of Company common stock or if you hold shares with a brokerage firm or bank that owns through a nominee in the aggregate 300 or more shares of Company common stock. If you receive cash in the split transaction because you are the registered owner of fewer than 300 shares of Company common stock, you will generally recognize gain or loss in the split transaction in an amount determined by the difference between the cash you receive and your adjusted tax basis in your shares of common stock surrendered. See “SPECIAL FACTORS—Federal Income Tax Consequences.”

Q:	Where can I find more information about the Company?

A.
We file periodic reports and other information with the SEC. You may read and copy this information at the SEC’s public reference facilities.  Please call the SEC at 1-800-SEC-0330 for information about these facilities.  This information is also available at the Internet site maintained by the SEC at http://www.sec.gov.  General information about us is available at our Internet site at www.firstfedevansville.com; the information on our Internet site is not incorporated by reference into this disclosure document and does not form a part of this disclosure document.  For a more detailed description of the information available, please see page 33.

Q:	Who can help answer my questions?

A.
If you have questions about the split transaction after reading this disclosure document, you should contact Michael H. Head, our President, or George Jeffrey Smith, our Chief Financial Officer, at (812) 492-8100.

SPECIAL FACTORS

Overview of the Split Transaction

Our Board of Directors has approved amendments to our Articles of Incorporation that will result in a 1-for-300 reverse split of our common stock, followed immediately by a 300-for-1 forward split of our common stock.

If the reverse and forward stock splits are completed as described below, record holders of fewer than 300 shares of our common stock prior to the reverse split will no longer be shareholders of the Company.  Instead, those shareholders will be entitled only to receive payment of $14.00 per share of common stock held prior to the reverse split.  Record shareholders holding 300 or more pre-split shares will remain shareholders.  We intend, immediately following the split transaction, to terminate the registration of our shares under the Securities Exchange Act of 1934.

The split transaction will generally affect our shareholders as follows:

SHAREHOLDER POSITION PRIOR TO SPLIT TRANSACTION	EFFECT OF SPLIT TRANSACTION

Shareholders holding in registered name 300 or more shares of common stock	Shareholders will continue to hold the same number of shares they held prior to the split transaction.

Shareholders holding in registered name fewer than 300 shares of common stock	Shares will be converted into $14.00 per share of common stock outstanding immediately prior to the reverse stock split.

Shareholders holding common stock in “street name” through a nominee (such as a bank or broker)
The split transaction will be effected at the record shareholder level.  Therefore, regardless of the number of beneficial holders or the number of shares held by each beneficial holder, shares held in “street name” by a bank or broker who holds through a nominee in the aggregate more than 300 shares for its customers will be subject to the forward split, and the beneficial holders who hold their shares in “street name” will be continuing shareholders with the same number of shares as before the split transaction.  If a shareholder owns fewer than 300 shares with a bank or broker who does not own of record in its own name or in a nominee name at least 300 shares in the aggregate for its customers, that shareholder will receive $14.00 per share of common stock outstanding immediately prior to the reverse stock split.

The split transaction will become effective upon the filing of the necessary amendments to our Articles of Incorporation with the Indiana Secretary of State or on a later date specified in that filing. The forms of the amendments to our Articles of Incorporation are attached to this disclosure document as Appendices A-1 and A-2.  Under no circumstances would the Board consummate the reverse stock split and not the forward stock split, for the reasons set forth in “SPECIAL FACTORS—Fairness of the Split Transaction.”

Background of the Split Transaction

As an SEC reporting company, we are required to prepare and file with the SEC, among other items, annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and disclosure documents and related materials.

In addition to the burden on management, the costs associated with these reports and other filing obligations comprise a significant corporate overhead expense. These costs include securities counsel fees, auditor fees, special Board and committee meeting fees, costs of printing and mailing shareholder documents, and EDGAR filing costs.  For the fiscal year ended June 30, 2007, the total costs, including costs of management and staff time, of being a public company were $200,000.  These costs have been increasing over the years, and we believe they will continue as a significant expense of the Company, particularly as a result of the additional reporting and disclosure obligations imposed on SEC-reporting companies by the Sarbanes-Oxley Act.  We anticipate that if the Company does not go private we will need to add an additional member to our accounting staff, which will increase annual expenses by approximately $50,000.

If the Company does not go private, beginning with its Form 10-K for the year ending June 30, 2008 it will need to file a report of management on the Company’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.  The costs of compliance with this requirement are estimated at $60,000 for the fiscal year ending June 30, 2008, and $30,000 for the fiscal year ending June 30, 2009. Moreover, under Section 404 of the Sarbanes-Oxley Act for the fiscal year ended June 30, 2009, an attestation report of the Company’s independent auditors on the Company’s internal control over financial reporting will be required (unless the SEC delays this requirement for an additional year, as is currently proposed).  The costs related to the initial report are estimated to be $50,000. These costs will be avoided if we complete the split transaction.

Our Board of Directors and management believe that the recurring expense and burden of our SEC-reporting requirements described above are not cost efficient for the Company.  Becoming a non-SEC reporting company will allow us to avoid these costs and expenses.  In addition, once our SEC reporting obligations are suspended, we will not be subject to the provisions of the Sarbanes-Oxley Act, and our officers will not be required to certify the accuracy of our financial statements under SEC rules.  However, we will continue to be subject to the rules and regulations imposed by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation, including those relating to financial reporting.

There can be many advantages to being a public company, including having an active trading market for our stock.  However, because the number of outstanding shares of our common stock is small and we have a small number of shareholders, we have not recognized the full benefit of having an active trading market. In the 12 months ended December 31, 2007, our common stock was not traded at all on 82 of the 251 trading days.  During such period, our common stock had an average daily trading volume of only 971 shares.  Having a limited trading market makes it difficult for our shareholders to liquidate a large number of shares of our stock without negatively affecting the per share sale price.  In contrast, the split transaction will allow our small shareholders to sell their shares at a fixed price that will not decline based upon the number of shares sold, and allow them to do so without incurring typical transaction costs.

Other potential advantages of being a public company are the ability to access capital markets to meet additional capital needs and to use capital stock to make acquisitions.  However, since becoming a public company in 1999, we have had limited capital needs.  We have not made any additional public offerings of common stock or any other equity securities since our organization in 1999 and have raised additional funds only once through the sale of trust preferred securities, which was done through a private placement.  In addition, we have used our common stock as consideration for only one acquisition, that of Home Building Bancorp, Inc. completed in 2006.  Currently, we do not anticipate issuing additional shares of common stock in either public or private transactions.

For these and other reasons noted below, our Board of Directors and management have concluded that the benefits of being an SEC-reporting company are substantially outweighed by the burden on management and the expense related to the SEC reporting obligations.  As a result, during the past three years, our management began to explore the possibility of reducing our number of record shareholders to below 300 in order to suspend our periodic reporting obligations to the SEC.

As far back as the October 2004 regular meeting of the Company’s Board of Directors, a discussion was held on Section 404 of the Sarbanes-Oxley Act and the impact this would have on publicly traded companies and the advantages of remaining a publicly traded company were reviewed.  Legal counsel provided the Board with information on the different methods for going private, a discussion of the pros and cons of going private and regulatory and other legal issues related to going private transactions. At the November and December 2006 regular Board meetings, discussion was again held on the issue of going private. At that time, consideration was given to the fact that the application of Section 404 of the Sarbanes-Oxley Act had been postponed for smaller public companies, such as the Company.

At a regular Company Board meeting held in November 2007, the topic of going private was raised again. Management communicated the Board’s interest in this topic to the Company’s legal counsel, who provided the Board with updated information regarding the different methods for going private and regulatory and other legal issues related to going private for consideration at the December 2007 Board meeting. At the December Board meeting, it was decided that the Company should continue its consideration of a going private transaction, given the increased costs of operating as a public reporting company, and the upcoming expenses for compliance with Section 404 of the Sarbanes-Oxley Act.

At the regular Board meeting in January 2008, legal counsel and representatives of KBW discussed with the Board the issue of going private. The discussion focused on the illiquid trading market for the Company’s shares, the Company’s high capital position and the expenses involved in being a public company, including the costs of compliance with Section 404 of the Sarbanes-Oxley Act.  Management presented a report on the costs of operating as a public company and the expected additional costs that will be required for compliance with Section 404 of the Sarbanes-Oxley Act.  Management emphasized that the expenses for compliance with Section 404 would be incurred shortly if the Company did not commence a going private transaction at this time. Steps that could be taken to become a private company, including a reverse/forward stock split, a freeze-out merger, a tender offer, and open market repurchases, were examined and the advantages and disadvantages of each of these possible structures were considered.  Management also presented its analysis of possible stock split ratios which could be used to reduce the number of the Company’s record shareholders to fewer than 300, concluding that a 1-for-300 share split made the most sense given the Company’s objectives.  Prices that could be paid to such shareholders were discussed, including the basis for those possible prices. The Board of Directors also took note of the fact that in recent periods numerous other financial institutions had undertaken going private transactions because of the increasing expense burden of operating as a public company. The directors resolved to move forward with a going private transaction and to engage KBW to provide an opinion regarding the fairness of the split transaction to affiliated and unaffiliated shareholders cashed out in the transaction.

At a special meeting held on February 6, 2008, KBW presented different bases for determining the price to be paid to shareholders to be cashed out in the split transaction.  KBW’s analysis focused on the market price for comparable public thrifts, the price paid in comparable going private transactions, and the valuation of the Company using a discounted cash flow analysis. KBW recommended giving greater weight to comparable going private transactions. Based on its analysis, KBW recommended that the Board of Directors consider a price within the range of $13.00 to $15.00.

At the regular meeting of the Board of Directors held on February 20, 2008, KBW updated its analysis presented on February 6 and recommended that the Board of Directors focus on a price in the middle of the suggested range, which would be $14.00 per share. The Board of Directors concluded, based on the information provided and subject to the receipt of a fairness opinion from KBW, that $14.00 would be an appropriate amount to pay non-continuing shareholders in the split transaction.  In reaching that conclusion, the Board considered the premiums provided in other “going private” transactions as well as other methodologies for arriving at such price.  The Board also focused on the fact that the $14.00 per share price exceeded recent market prices for the Company common stock.  This seemed to be a fair price based on the information presented by KBW and yet was not so high as to be unfair to shareholders not cashed out in the transaction.  The Board again considered the fact that shareholders who did not wish to be cashed out at that price could purchase additional shares on the market before the transaction was completed, or transfer their currently held shares into nominee name through a broker to avoid being cashed out. The Board considered a draft disclosure document in which the reverse/forward stock split would be explained to shareholders, along with a draft Schedule 13E-3, and the directors provided comments on those documents.

 Following the Board’s determination of the $14.00 per share price, KBW delivered its oral opinion that the $14.00 per share cash consideration to be paid to shareholders holding fewer than 300 shares of our common stock prior to the reverse stock split was fair from a financial point of view to our non-continuing shareholders who will be cashed out in the transaction. The Board approved the split transaction by means of a 1-for-300 reverse stock split followed by a 300-for-1 forward stock split, pursuant to which shareholders owning fewer than 300 shares would receive $14.00 in cash for their pre-split shares of our common stock.

Thereafter, KBW delivered to the Board its written fairness opinion, dated February 20, 2008, a copy of which is attached as Appendix B.

Reasons for the Split Transaction

The Company is undertaking the split transaction at this time to end our SEC reporting obligations, which will enable us to save the Company and our shareholders the substantial costs associated with being a reporting company.  The specific factors considered in electing at this time to undertake the split transaction and become a non-SEC reporting company are as follows:

•
We estimate that we will eliminate costs of approximately $200,000 on an annual basis by eliminating the requirement to make periodic reports and reducing the expenses of shareholder communications. These expenses include legal expenses ($35,000), accounting expenses ($72,000), printing, EDGAR and miscellaneous costs ($36,000), NASDAQ listing fees ($30,000), and costs of staff and management time spent on reporting and securities law compliance matters ($27,000). We will also save the expense of hiring an additional employee for our accounting department, which we will need if we do not go private.

•
If the Company does not go private, it will need to file with its Form 10-K for the year ending June 30, 2008 a report of management on the Company’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.   The costs of compliance with this requirement are estimated at $60,000 for the fiscal year ending June 30, 2008, and $30,000 for the fiscal year ending June 30, 2009. Moreover, under Section 404 of the Sarbanes-Oxley Act for the fiscal year ended June 30, 2009, an attestation report of the Company’s independent registered public accounting firm on the Company’s internal control over financial reporting will be required (unless the SEC delays this requirement for an additional year, as is currently proposed). The costs related to the initial report are estimated to be $50,000. These costs will be avoided if we complete the split transaction.

•
We believe that, as a result of the recent disclosure and procedural requirements resulting from the Sarbanes-Oxley Act, the legal, accounting and administrative expense and the management and staff effort necessary to continue as an SEC-reporting company will remain significant, particularly in view of the requirements of Section 404, without a commensurate benefit to our shareholders. We expect to continue to provide our shareholders with financial information by disseminating an annual report, but we anticipate that the costs associated with this report will be substantially less than those we incur currently.

•
In the Board of Directors’ judgment, little justification exists for the continuing direct and indirect costs of registration with the SEC, which costs have recently increased as a result of the Sarbanes-Oxley Act, given the low trading volume in our common stock and that our earnings are sufficient to support growth and we therefore do not depend on raising capital in the public market, and do not expect to do so in the near future.  If it becomes necessary to raise additional capital, we believe that there are adequate sources of additional capital available, whether through borrowing at the holding company level or through private or institutional sales of equity or debt securities, although we recognize that there can be no assurance that we will be able to raise additional capital if required, or that the cost of any required additional capital will be attractive.

•
The expense of administering accounts of small shareholders is disproportionate to their ownership in the Company. Approximately 268 of our 478 shareholders of record beneficially own fewer than 300 shares of our common stock. These shareholders own approximately 1.4% of our shares of common stock. A disproportionate amount of our administrative expenses relating to shareholder accounts and reporting requirements is attributable to these shareholders.

•
The split transaction allows non-continuing shareholders to receive fair value for their shares, in a simple and cost-effective manner, particularly given the possible ineffectiveness and inefficiencies of a tender offer, an open market share repurchase or a cash-out merger. Shareholders owning under 300 shares may find it uneconomical to dispose of those shares due to minimum brokerage commissions which are often charged.

•	The split transaction will allow the non-continuing shareholders to realize what our Board has determined to be fair value for their Company common stock, without incurring brokerage commissions.

Completing the split transaction at this time will allow us to begin to realize cost savings, and will allow our management to focus on long-term beneficial business prospects to our shareholders, customers and communities.

We considered that some shareholders may prefer to continue as shareholders of the Company as an SEC-reporting company, which is a factor weighing against the split transaction.  However, we believe that the disadvantages of remaining a public company subject to the registration and reporting requirements of the SEC outweigh any advantages.  We have no present intention to raise capital through sales of securities in a public offering in the future or to acquire other business entities using stock as the consideration for such acquisition. Accordingly, we are not likely to make use of advantages that our status as an SEC-reporting company may offer.  Moreover, those shareholders wishing to remain shareholders have the option of purchasing shares so that their total shares exceed 300 or transferring the shares they own into nominee name.

In view of the wide variety of factors considered in connection with its evaluation of the split transaction, our Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors it considered in reaching its determinations.

We reviewed and considered various alternative transactions to accomplish the proposed transaction, but ultimately elected to proceed with the split transaction.  The following were the alternative transactions considered, but rejected:

•
Tender Offer to Shareholders.  The Board considered a tender offer to repurchase shares of our outstanding common stock. The results of a tender offer are unpredictable because participation is voluntary. Accordingly, there might not be a sufficient number of record shareholders tendering their shares to reduce the number of shareholders of record below 300. Furthermore, federal regulations impose rules regarding the treatment of shareholders in a tender offer, including the pro-rata acceptance of offers from shareholders. The Board rejected this alternative because it could not ensure that a tender offer would achieve the objective of reducing the number of record holders.

•
Open Market Stock Repurchases.  The Board considered announcing a stock buy-back plan and purchasing shares on the open market. Although the expenses associated with such a transaction would be low, it might not result in the desired reduction of shareholders of record.  The Board rejected this alternative because it could not ensure that an open market stock repurchase would achieve the objective of reducing the number of record holders.

•
Cash-Out Merger.  The Board considered a cash-out merger of the Company into a newly-formed corporation, with the conversion of the outstanding shares occurring in the same general manner and ratios as in the split transaction.  This type of merger would have the same net effect on our shareholders as the split transaction.  However, the Board determined that a cash-out merger was not a preferable option because it did not offer any advantages over the split transaction, but would have required a vote of shareholders, the formation of a new corporation, more documentation than the split transaction, including a plan of the merger, and likely increased costs.

•
Share Reclassification. The Board considered reclassifying certain shares of the Company’s common stock into a new series of preferred stock so that the number of common shareholders of record would fall below 300. The benefits of this type of transaction are that all shareholders would retain an equity interest in the Company and that the Company would conserve cash by not having to cash out any shareholders. The problem with this type of transaction is that it would result in a small number of shareholders holding, in the aggregate, a very small number of shares of preferred stock. As a result, those shareholders whose shares were reclassified into preferred stock would be left holding a very illiquid security. The Board rejected this alternative because it concluded that few shareholders would want to hold an illiquid security and because those shareholders who wanted to retain an equity interest in the Company could avoid being cashed out in the split transaction by increasing their holdings or moving their shares into street name.

•
Business Combination. Although in the past, the Board considered possible affiliations with other financial institutions, it concluded that the Company’s shareholders would be better served if the Company achieved the cost savings attributable to going private and focused on business strategies to enhance shareholder value as an independent customer-oriented and community-based financial institution. The Board has not engaged in any discussions with other financial institutions concerning a business combination during the past two years.

•
Maintaining the Status Quo.  The Board considered maintaining the status quo.  In that case, we would continue to incur the significant expenses, as outlined above, of being an SEC-reporting company without the expected commensurate benefits.  Thus, the Board considered maintaining the status quo not to be in our best interests or the best interests of our shareholders and rejected this alternative.

Fairness of the Split Transaction

Based on a careful review of the facts and circumstances relating to the split transaction, our Board of Directors believes that the split transaction and the terms and provisions of the split transaction, including the cash to be paid to non-continuing shareholders, are substantively and procedurally fair to our affiliated and unaffiliated shareholders.

Substantive Fairness

In concluding that the terms and conditions of the split transaction, including the cash to be paid to the non-continuing shareholders, are substantively fair to our unaffiliated shareholders, our Board of Directors considered a number of factors. In addition to the fairness opinion of KBW, the Board considered the following specific factors in reaching its conclusion that the price to be paid in the reverse stock split to unaffiliated shareholders in lieu of fractional shares is fair to such shareholders. Individual directors may have given differing weights to different factors. Due to the relative illiquidity of the common stock, the Board as a whole generally placed more emphasis on the fairness opinion than on the stock prices as quoted on the NASDAQ Stock Market, and the Board ultimately relied on the findings of KBW in determining that the $14.00 price per share is fair to unaffiliated shareholders. In fixing the purchase price in the split transaction, the Board of Directors did not attempt to establish a price that reflected the value of the Company as a whole. Rather, the Board of Directors sought to establish a price that was fair to both the non-continuing and the continuing shareholders based on the nature of the transaction and the circumstances in which it is being undertaken.

Current and Historical Market Prices of the Company’s Common Stock.  Although the common stock is listed on the NASDAQ Global Market, there is a limited trading market for the common stock.  The high and low sale prices for the common stock from January 1, 2007 to February 19, 2008, ranged from a high of $20.50 on January 9, 2007, to a low of $11.10 per share most recently on January 16, 2008.  The closing sale price of the common stock on February 19, 2008, which was the last trading day before approval of the reverse stock split on February 20, 2008, was $12.40 per share. The Board noted that the current market prices represent the price at which willing buyers and sellers of the Company’s common stock have recently sold their shares. The Board members acknowledged that the price at which shareholders of the Company’s common stock are willing to sell their shares generally is a strong indicator of the fair value of a share of the Company’s common stock. As a result, the Board decided to assign more weight to recent market prices than to historical prices.

Premium Over Market Price.  In order to increase the value of the transaction to those unaffiliated shareholders who hold fewer than 300 shares pre-split and thus will be cashed out in the reverse stock split, the Board decided to add a premium over current market prices in determining the price to be paid for fractional shares.  The $14.00 price to be paid for fractional shares includes a premium of $1.60 per share (12.9%) over the last closing trading price of $12.40 prior to the approval of the split transaction on February 20, 2008, and a premium of $1.80 per share (14.8%) over the average closing trading price of $12.20 for the thirty calendar days prior to February 20, 2008. The Board determined that a premium over the February 20, 2008 closing price was justified in light of the fact that the split transaction is not a voluntary transaction for non-continuing shareholders. At the same time, the Board determined that the premium was not so high as to be unfair to the unaffiliated continuing shareholders.

Net Book Value.  As of December 31, 2007, the book value and tangible book value per share of our common stock were $18.84 and $14.98, respectively, and the $14.00 per share price represents 74.3% of book value and 93.5% of tangible book value. Although our tangible book value per share exceeds the purchase price in the split transaction, the Board considered data compiled by KBW indicating that the shares of other comparable financial institutions recently have been trading below tangible book value. The Board focused on price to tangible book value, as that is the ratio that is more commonly utilized by investors. Based on current market prices for comparable financial institutions, the Board determined that the $14.00 purchase price is substantively fair, despite the fact that the tangible book value per share exceeds the purchase price.

Going Concern Value. Based on applicable Indiana law, the Board of Directors concluded that going concern value, in the context of a reverse/forward stock split, should not be given much weight, as shareholders cashed out in the split transaction can avoid its effects by purchasing a sufficient amount of stock to survive the reverse stock split or by simply using the payment received in the reverse stock split to purchase shares of the Company common stock after the transaction is effective.  If the cashed-out shareholders are awarded the value of the Company as a going concern, they, rather than the Company and its continuing shareholders, would receive a windfall.  The cashed-out shareholders could capture the full proportionate value of the fractional interest, return to the market and buy new stock at the market price, and realize the going concern value a second time should the Company ever merge or otherwise become subject to a change of control transaction.

Liquidation Value. The Board did not consider the liquidation value of the Company when selecting the purchase price.  A liquidation analysis is not believed to be a relevant factor because the liquidation of a bank or discontinuance of a bank’s operations is not considered to be a viable alternative.  Historically, banks have generally only been liquidated in the event of insolvency or receivership.  Neither the Company’s management nor the Board has any intention of liquidating First Federal.

Stock Repurchases.  In reaching its determination as to fairness of the $14.00 per share price, the directors considered the purchase prices paid by the Company in previous purchases pursuant to its stock repurchase programs.  See “COMMON STOCK PURCHASE INFORMATION.”  In the 12 months ending December 31, 2007, those prices ranged from $13.75 to $18.25 per share.  The directors did not consider these prices to be a material factor in their consideration of the fairness of the split transaction, because these purchase prices generally approximated the then-market value of our common stock.

The factors that our Board of Directors considered positive for all unaffiliated shareholders, including both those that are continuing and non-continuing shareholders, included the following:

•
our smaller shareholders who prefer to remain as shareholders of the Company may elect to do so by acquiring sufficient shares so that they hold at least 300 shares of common stock in their own names immediately prior to the split transaction or transferring their registered shares into nominee name with a broker who holds in nominee name over 300 shares;

•
beneficial owners who hold their shares in “street name,” who would be cashed out if they were record owners instead of beneficial owners, and who wish to be cashed out as if they were record owners instead of beneficial owners, can work with their broker or nominee to transfer their shares into a record account in their own name so that they will be cashed out; and

•	shareholders receive limited benefit from our being an SEC-reporting company because of our size and the limited trading of our common stock.

In addition to the positive factors applicable to all of our shareholders set forth above, the factors that the Board of Directors considered beneficial for the unaffiliated shareholders that are non-continuing shareholders included:

•
the cash price of $14.00 represents a 12.9% premium per share over the last closing trading price of $12.40 on February 19, 2008; and a 14.8% premium per share over the average closing trading price of $12.20 for the 30 calendar days prior to February 20, 2008;

•	the factors relating to the fairness of the $14.00 per share price set forth on pages 19 through 22 hereof;

•
our common stock trades infrequently, not trading at all on 82 of the 251 trading days during the 12 months ended December 31, 2007, and with an average daily trading volume during that period of only 971 shares, a volume that the Board felt did not provide our shareholders with sufficient opportunity to readily obtain cash for a significant number of shares;

•	the cash to be paid to non-continuing shareholders in the split transaction will provide certainty of value to those shareholders and immediate liquidity for them; and

•	no brokerage or other transaction costs are to be incurred by them in connection with the transfer of their shares to the Company.

The factors that the Board of Directors considered positive for the affiliated and unaffiliated shareholders that are continuing shareholders included:

•	they will continue to have the opportunity to participate in our future growth and earnings;

•	they will realize the potential benefits of the termination of registration of our common stock, including reduced expenses as a result of no longer needing to comply with SEC reporting requirements;

•
the fact that we anticipate that our shares will continue to be traded on the OTC Bulletin Board or in the pink sheets electronic quotation system after the split transaction, which will provide opportunities for continuing shareholders to trade their shares in the future;

•
net income for the year ended June 30, 2007, would increase from $518,000 ($0.30 per share) on a historical basis to $631,000 ($0.37 per share) on a pro forma basis and net income for the six months ended December 31, 2007, would increase from $436,000 ($0.24 per share) to $491,000 ($0.28 per share) on a pro forma basis as a result of the split transaction;

•
the book value per share of common stock as of December 31, 2007, would increase from $18.84 per share on a historical basis to $18.86 per share on a pro forma basis, which represents a 0.1% change in the book value per share of our common stock as a result of the split transaction; and

•
the two step structure of the split transaction will avoid disruption to holders of 300 or more shares of our common stock, who are not being cashed out in the transaction, by avoiding the requirement that these shareholders forward their stock certificates to the Company for cash for fractional shares of common stock and replacement stock certificates for whole shares of common stock.

   The Board also considered the per-share purchase price to be fair from the perspective of continuing shareholders, as it was based on a price that willing buyers and sellers pay for the shares on the market, and that the purchase of shares in the split transaction at this price was a good use of the Company’s excess capital at this time.

The Board considered whether the absence of a shareholder vote affects the fairness of the transaction. Under Indiana law, the Board of Directors of the Company may amend the Articles of Incorporation of the Company to effect both the reverse stock split and the forward stock split without the approval of the shareholders. Because of such specific authorization in the Indiana Code, the Board of Directors does not believe that the lack of a vote affects the fairness of the transaction to either the non-continuing shareholders or unaffiliated continuing shareholders. Accordingly, the Company has not asked the shareholders to vote on the split transaction. The Board considered the fact that any shareholder who wishes to remain a shareholder of the Company following the reverse stock split may increase their holdings of Company common stock to at least 300 shares prior to the effective time of the reverse stock split.

   The Board is aware of, and has considered, the impact of certain potentially countervailing factors on the substantive fairness of the split transaction to the unaffiliated non-continuing shareholders, including that, unless they take specific steps to avoid being cashed out, such as purchasing more shares or transferring their shares into a brokerage account that would avoid the elimination of their shares:

•
they will be required to surrender their shares involuntarily in exchange for the cash-out price determined by the Board without the opportunity to liquidate their shares at a time and for a price of their choosing;

•	they will not have the opportunity to participate in any of our future growth, earnings and dividends; and

•	they will be required to pay income tax on the receipt of cash in the split transaction.

The factors that our Board of Directors considered as potentially negative for the affiliated and unaffiliated shareholders that are continuing shareholders included:

•
they will have reduced access to our financial information once we are no longer an SEC-reporting company, including forms filed by our directors and executive officers reporting changes in their beneficial ownership, although we do intend to continue to provide the continuing shareholders with an annual report and the Company and First Federal will continue to be subject to the filing requirements of the Office of Thrift Supervision;

•	the fact that future business partners might require more information from us before entering into a business relationship due to the lack of publicly available information about us;

•	the fact that we may have a lower public profile in our community, which may be a negative factor with some of our customers;

•
the fact that continuing shareholders will lose certain protections currently provided under the Securities Exchange Act of 1934, such as limitations on short-swing transactions by executive officers and directors under Section 16 of that Act;

•
the liquidity of our shares of common stock held by continuing shareholders may be further reduced by the termination of the registration of the common stock under the Securities Exchange Act of 1934 and the delisting of the common stock from the NASDAQ Stock Market. Future trading in our shares after we go private, if it occurs, will only occur in the OTC Bulletin Board, the pink sheets electronic quotation system or in privately negotiated sales;

•
the Company anticipates that the tangible book value per share of common stock as of December 31, 2007, will be decreased from $14.98 per share on a historical basis to $14.94 per share on a pro forma basis, which represents a 0.3% decrease in the tangible book value per share of our common stock as a result of the split transaction; and

•
the Company expects to pay approximately $443,000 (including expenses) to effect the split transaction. This amount may change as a result of trading activity in our shares between the date hereof and the effective date of the split transaction.

Our Board of Directors believes that these potentially countervailing factors do not, individually or in the aggregate, outweigh the overall substantive fairness of the split transaction to our affiliated and unaffiliated shareholders, whether they be continuing or non-continuing shareholders, and that the foregoing factors are outweighed by the positive factors previously described.

Procedural Fairness

We believe that the split transaction is procedurally fair to our unaffiliated shareholders, including those that are continuing shareholders and those that are non-continuing shareholders.  The factors that our Board of Directors considered positive for all shareholders, including both continuing and non-continuing shareholders, included the following:

•	the split transaction is being effected in accordance with all applicable requirements of Indiana law;

•
the Board obtained a fairness opinion from an independent third party concerning the price to be paid to cash out shareholders, and the Board of Directors imposed no limitations upon KBW with respect to the investigation made or procedures followed in rendering its fairness opinion;

•	the Company retained and received advice from legal counsel in evaluating the terms of the split transaction;

•
management and the Board considered alternative methods of effecting a transaction that would result in our becoming a non-SEC reporting company, each of which was determined to be impractical, more expensive than the split transaction, or potentially ineffective in achieving the goals of providing cash and value to the non-continuing shareholders as soon as possible and eliminating the costs and burdens of public company status;

•
shareholders will have the opportunity to determine whether or not they will remain shareholders after the split transaction by acquiring sufficient shares so that they hold at least 300 shares immediately prior to the split transaction or transferring their shares into nominee name or selling sufficient shares so that they hold fewer than 300 shares immediately prior to the split transaction, so long as they act sufficiently in advance of the split transaction so that the sale or purchase is reflected in our shareholder records by the close of business (local time) on the effective date of the split transaction;

•
the Company has sufficient cash resources to undertake the necessary actions to finance the split transaction, with total expenditures estimated at $443,000, and therefore the split transaction should not materially affect our financial condition and results of operations.

The Board is aware of, and has considered, the impact of the following potentially countervailing factors, which affect both continuing and non-continuing shareholders to the same degree, on the procedural fairness of the split transaction:

•	the transaction is not structured to require the approval of a majority of the unaffiliated shareholders;

•	no appraisal or dissenters’ rights are available under Indiana law to shareholders who dissent from the split transaction;

•	we did not receive a valuation of our common stock by an independent appraiser;

•
we did not appoint a special committee of independent directors to consider the split transaction as a majority of the members of the Company’s Board of Directors are independent and a majority of the independent directors approved the split transaction; and

•
we did not retain an independent, unaffiliated representative to act solely on behalf of the shareholders to be cashed out in the split transaction for the purposes of negotiating the terms of the split transaction.

The Board of Directors believes that the foregoing potentially countervailing factors did not, individually or in the aggregate, outweigh the overall procedural fairness of the split transaction to our unaffiliated shareholders, whether they are continuing or non-continuing shareholders, and the foregoing factors are outweighed by the procedural safeguards previously described.

In addition, with respect to the determination not to seek a valuation, our Board felt that the fairness opinion given by KBW provided sufficient procedural safeguards with respect to the cash to be paid to the non-continuing shareholders, and determined that it would be unnecessary to incur the additional cost associated with obtaining a valuation.

Because shareholders will have the opportunity to adjust their share ownership levels and thereby elect whether or not to remain a shareholder, the Board did not consider the absence of a shareholder vote or appraisal rights to be a significant factor with respect to the split transaction.

We therefore believe that the split transaction is substantively and procedurally fair to our affiliated and unaffiliated shareholders, including those that will be continuing shareholders and those that will be non-continuing shareholders, for the reasons and factors described above.  In reaching this determination, we have not assigned specific weights to particular factors, and we considered all factors as a whole.

We have not made any provision in connection with the split transaction to grant unaffiliated shareholders access to our corporate files or to obtain counsel or appraisal services at our expense.  With respect to unaffiliated shareholders’ access to our corporate files, our Board determined that this disclosure document, together with our other filings with the SEC, provide adequate information for unaffiliated shareholders.  With respect to obtaining counsel or appraisal services solely for unaffiliated shareholders at our expense, the Board did not consider these actions necessary or customary.  Our Board also considered the fact that under Indiana corporate law, and subject to certain conditions set forth under Indiana law, shareholders have the right to review our relevant books and records of account.

Effects of the Split Transaction on Affiliates

The split transaction will impact both affiliated and non-affiliated shareholders of the Company.  As used in this disclosure document, the term “affiliated shareholder” means any shareholder who is a director or executive officer of the Company, and the term “unaffiliated shareholder” means any shareholder other than an affiliated shareholder.  All of the affiliated shareholders of the Company own over 300 shares of Company common stock.  Therefore, the effects of the split transaction on each of the affiliated shareholders will be the same.  We expect that our executive officers and directors will beneficially own approximately 295,131 shares (excluding unexercised options) as a group immediately after the split transaction.

Other potential effects of the split transaction which are unique to the affiliated shareholders include the following:

•
Reduced Reporting Requirements for Officers and Directors.  The directors and executive officers will no longer be subject to the reporting and short-swing profit provisions under the Securities Exchange Act of 1934 with respect to changes in their beneficial ownership of our common stock.

•
Share Ownership. If the split transaction occurs, we expect that the percentage of beneficial ownership of voting common stock of the Company held by executive officers and directors of the Company as a group will increase from 16.2% to 16.4%, resulting in slightly greater voting power for affiliated shareholders and less for non-affiliated shareholders.

Fairness Opinion of Financial Advisor

At a meeting of the Company’s Board of Directors on February 20, 2008, Keefe, Bruyette, and Woods, Inc. (“KBW”) rendered an opinion as to the fairness, from a financial point of view, of the $14.00 per share consideration to be paid for each share of common stock of that will be cashed out in the split transaction. KBW’s opinion does not consider the merits of the Company’s decision to undertake the split transaction, but addresses only the fairness of the consideration received for those shareholders being cashed out.

The full text of the opinion of KBW, which is attached as Appendix B to this document, sets forth certain assumptions made, matters considered and limitations on the review undertaken by KBW, and should be read in its entirety. The summary of the KBW opinion set forth in this document is qualified in its entirety by reference to the full text of the KBW’s opinion. The opinion of KBW is directed to the Board of Directors and does not constitute a recommendation to any shareholder as to any action that such shareholder should take in connection with the split transaction, or otherwise.

In rendering its opinion, KBW reviewed the following materials relating to the Company’s financial and operating condition:

•	Annual reports to stockholders;

•	Quarterly reports on Form 10-QSB;

•	Certain internal financial analysis and forecasts for the Company prepared by management;

•	Certain publicly available information concerning the trading of the Company’s common stock; and

•	Certain publicly available information with respect to bank and thrift companies and the terms of certain similar type transactions.

KBW discussed with senior management and the Board of Directors the Company’s current position and prospective outlook, including the local economy and growth prospects. KBW considered historical quotations, levels of activity and prices of recorded transactions in the Company’s common stock and reviewed financial and stock market data of other thrifts in a comparable asset range and with similar operating characteristics to the Company.

In rendering its opinion, KBW assumed and relied upon the accuracy and completeness of the financial information that was provided. In its review, with our consent, KBW did not undertake any independent verification of the information provided by the Company, nor did it make any independent appraisal or evaluation of our assets or liabilities.

The following is a summary of the material financial analyses performed by KBW in connection with providing its opinion as of February 20, 2008. The presentation provided to the Board of Directors on February 20, 2008 was substantially identical to the presentation provided on February 6, 2008.

Analysis of Comparable Publicly Traded Thrift Institutions

KBW review certain companies of comparable asset size and operating performance that operated in the Midwest region of the United States. There were eleven companies in the comparable group with the following characteristics: thrifts located in the Midwest region, assets between $100 million and $650 million, and a return on equity of less than 6%. This list below details the companies used for the comparable group analysis.

Comparable Companies

First Federal Bankshares, Inc.	Liberty Bancorp, Inc.
Peoples Bancorp	First Franklin Corporation
Ameriana Bancorp	First BancTrust Corporation
Citizens Community Bancorp, Inc.	First Bancshares, Inc.
Wayne Savings Bancshares, Inc.	Park Bancorp
First Clover Leaf Financial Corp.

The analysis below summarizes the minimum, maximum and median trading multiples of the comparable companies and the resulting implied prices for the Company based upon unaudited financial statements for the Company as of December 31, 2007 and market data as of February 15, 2008.

	Price to
	Tangible Book	EPS*	Core deposit premium**

Minimum	53.7%	11.3x	(6.4)%
Median	85.0%	31.8x	(2.8)%
Maximum	113.5%	39.3x	4.4%

First Bancorp of Indiana, Inc. implied price:

Minimum	$8.08	$6.33	$10.11
Median	$12.73	$17.80	$12.84
Maximum	$21.98	$21.98	$18.33

*EPS - price to most recent quarter’s annualized earnings per share
**Core deposit premium = (market capitalization – tangible equity) / ((Total deposits - (jumbo deposits + brokered deposits))

Discounted Cash Flow Analysis

KBW used a discounted cash flow analysis that analyzed a stream of dividends and a terminal multiple which incorporated a projection of our financial operations and cash flow analysis over the next five years to determine a theoretical valuation range assuming that we operate without executing the reverse stock split. Key assumptions included:

•	Estimated earnings per share for the next five years based upon management guidance.

•
A midpoint terminal multiple of 21.5x year five net income, which is the average price-to-trailing earnings multiple for the Company for the four years ended June 30, 2004, 2005, 2006 and 2007 and the six months ended December 31, 2007. In addition, the terminal multiples were expanded to a range of 19.5x - 23.5x year five estimated net income to allow for possible valuation expansion or contraction.

•
A discount rate range of 9.5% to 13.5%, based on the estimated cost of equity capital for small capitalization financial institutions of 11.49% published by Ibbotson Associates, a recognized statistical source. The resulting discount rate was widened to a range of 9.5% to 13.5% to provide flexibility in assessing the potential changes in the risk profile of equity markets in general and small capitalization financial institutions in particular.

As a result of the above assumptions, KBW calculated a range of theoretical per share values for the Company based upon a range of price to earnings ratios.

Market Sensitivity Analylsis

Terminal Multiple
Discount Rate	19.5x	20.5x	21.5x	22.5x	23.5x
13.5%	$11.71	$12.21	$12.71	$13.21	$13.71
12.5%	$12.21	$12.74	$13.27	$13.79	$14.32
11.5%	$12.75	$13.30	$13.86	$14.41	$14.96
10.5%	$13.32	$13.90	$14.48	$15.06	$15.64
9.5%	$13.92	$14.53	$15.14	$15.75	$16.37

Recognizing that the Company frequently trades on its price-to-tangible book ratio, KBW utilized a discounted cash flow analysis using the same assumptions listed above for earnings projections and discount rates, with a terminal multiple applied to the Company’s projected tangible equity in year five. A midpoint price to tangible book multiple of 112.0% was applied to year five projected tangible equity, which is the average price-to-tangible book multiple for the Company for the four years ended June 30, 2004, 2005, 2006 and 2007 and the six months ended December 31, 2007. In addition, the terminal multiples were expanded to a range of 102% - 122% of year five estimated tangible book value to allow for possible valuation expansion or contraction.

As a result of the above assumptions, KBW calculated a range of theoretical per share values for the Company based upon a range of price to tangible book ratios.

Market Sensitivity Analylsis

Terminal Multiple
Discount Rate	102.4%	107.2%	112.0%	116.8%	121.6%
13.5%	$10.50	$10.90	$11.30	$11.71	$12.11
12.5%	$10.95	$11.37	$11.79	$12.21	$12.63
11.5%	$11.42	$11.86	$12.31	$12.75	$13.19
10.5%	$11.92	$12.39	$12.85	$13.32	$13.78
9.5%	$12.45	$12.94	$13.43	$13.92	$14.41

Based on the previously listed assumptions, KBW’s analysis implied that the theoretical range of values was $11.71 to $16.37, based upon a price-to-earnings based terminal multiple, and $10.50 to $14.41 based upon a price-to-tangible book based terminal multiple. Discounted cash flow is a widely used valuation methodology, but it relies on numerous assumptions, including projected earnings, terminal values, and discount rates. This analysis does not purport to be indicative of the actual values or expected values of the Company’s common stock.

Other “Going Private” Transactions

KBW reviewed 14 bank and thrift reverse stock splits, reverse mergers or tender offers completed during 2006 and 2007 to determine the premium of the reverse stock split price compared to the median trading price of the stock for one day and thirty days prior to the announcement. The following banks and thrifts were evaluated:

Company	Transaction Type
Clarkston Financial Corporation	Reverse Split
Oregon Pacific Bancorp	Reverse Split
Peoples Bancorp	Reverse Split
Treaty Oak Bancorp, Inc.	Preferred Stock Reclassification
Altrust Financial Services, Inc.	Cash-out Merger
Tri-State 1st Banc, Inc.	Cash-out Merger
CB Financial Corporation	Reverse Split
Citizens Bancorp	Preferred Stock Reclassification
PSB Group, Inc.	Cash-out Merger
Northway Financial, Inc.	Reverse Split
American Bank Incorporated	Cash-out Merger
Ohio State Bancshares, Inc.	Reverse Split
Home City Financial Corporation	Reverse Split
Harbor Bankshares Corporation	Cash-out Merger

The analysis below summarizes the median one and thirty day price premium received by the companies in the going private transactions and the resulting implied prices for the Company based upon unaudited financial statements for the Company as of December 31, 2007 and market data as of February 15, 2008.

Minimum one day premium received:	3.0%
Median one day premium received:	20.7%
Maximum one day premium:	38.6%

Minimum implied per share value to Company – one day premium:	$12.77
Median implied per share value to Company – one day premium:	$14.97
Maximum implied per share value to Company – one day premium:	$17.81

Minimum premium received above prior 30 day trading average:	2.2%
Median premium received above prior 30 day trading average:	16.6%
Maximum premium received above prior 30 day trading average:	48.6%

Minimum implied per share value to Company – 30 day premium:	$12.05
Median implied per share value to Company – 30 day premium:	$13.74
Maximum implied per share value to Company – 30 day premium:	$17.54

In determining fairness of the price to be paid to the certain shareholders, this premium was applied to the various calculated market prices obtained above. Given that the $14.00 per share consideration offered to Company shareholders in the reverse stock split is within the theoretical valuation ranges, KBW believes that this analysis supports the fairness, from a financial point of view, of the consideration paid to the Company’s shareholders as a result of cashing out their shares in conjunction with the split transaction.

In preparing its analysis, KBW made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of such assumptions are beyond our control. The analyses performed by KBW is not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a companies securities will trade.

KBW, as part of its investment banking business, is regularly engaged in the evaluation of business and securities in connection with securities transactions, mergers and acquisitions, negotiated transactions, and distributions of listed and unlisted securities. KBW is familiar with the market for common stocks of publicly traded banks, thrifts and bank and thrift holding companies. The Committee selected KBW on the basis of the firm's reputation and its experience and expertise in transactions similar to the split transaction.

KBW received a fee of $25,000 for issuing a fairness opinion regarding the split transaction. The Company has also agreed to reimburse KBW for all reasonable out-of-pocket expenses and disbursements, which will not exceed $2,000, incurred in connection with its engagement and to indemnify KBW and its affiliates and their respective directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws. During the past two years, KBW acted as financial advisor to the Company in connection with the acquisition of another financial institution. For those services, KBW received a fee of $35,000.

Structure of the Split Transaction

The proposed transaction has been structured as a two-step stock split transaction to allow small shareholders easily to obtain the fair value in cash for their shares, to avoid disruption to shareholders of 300 or more shares who would not be cashed out in the transaction, and to limit the costs of the split transaction by avoiding costs associated with cashing out the fractional shares of the holders of 300 or more shares of common stock and reissuing stock certificates to those shareholders.

The Board elected to structure the transaction to take effect at the record shareholder level, meaning that the Company will look at the number of shares registered in the name of a single holder on the Company’s records to determine if that holder’s shares will be cashed out.  The Board chose to structure the transaction this way in part because it determined that this method would provide the Company with the best understanding at the effective time of how many shareholders would be cashed out and what the exact cost to the Company would be, because the Company’s transfer agent will be able to provide it with a complete and final list of all record shareholders at the effective time.  In addition, the Board considered that effecting the transaction at the record shareholder level would allow shareholders some flexibility with respect to whether they will be treated as continuing or non-continuing shareholders.  The Board felt that this flexibility would help to enhance the substantive fairness of the transaction to both continuing and non-continuing shareholders.

If you hold your shares in “street name,” you should talk to your broker, nominee or agent to determine how they expect the split transaction to affect you.  Because other “street name” holders who hold shares in nominee name through your broker, agent or nominee may adjust their holdings prior to the split transaction, you may have no way of knowing whether you will be cashed out in the transaction until it is consummated.  However, because we think it is unlikely that any brokerage firm or other nominee will hold in a single nominee name fewer than 300 shares in the aggregate, we think it is likely that all “street name” holders will remain continuing shareholders.

Effects of the Split Transaction on the Company

The split transaction will have various effects on us, which are described below.

Effect on Our Outstanding Common Stock

Our Articles of Incorporation currently authorize the issuance of 9,000,000 shares of common stock.  The number of authorized shares of common stock will remain unchanged after completion of the split transaction.  As of January 31, 2008, the number of outstanding shares of common stock was 1,826,315.  Based upon our best estimates, if the split transaction had been consummated as of that date, the number of outstanding shares of common stock would have been reduced by approximately 1.4% to approximately 1,800,886 shares, cash would have been paid for approximately 25,429 shares, and the number of record shareholders would have been reduced from approximately 479 to approximately 210.

Our common stock is currently traded on the NASDAQ Global Market under the symbol FBEI. Following completion of the split transaction and the suspension of our public reporting requirements, we will not qualify for listing on the NASDAQ Global Market and will be delisted.  We anticipate that our common stock will be traded on the OTC Bulletin Board or in the pink sheets electronic quotation system following the completion of the split transaction.

Termination of Securities Exchange Act Registration and Reporting Requirements

Upon the completion of the split transaction, we expect that our common stock will be held by fewer than 300 record shareholders.  Accordingly, our obligation to continue to file periodic reports with the SEC will be suspended pursuant to Rule 12h-3 of the Securities Exchange Act of 1934.

The suspension of the filing requirement will substantially reduce the information required to be furnished by us to our shareholders and to the SEC. Therefore, we estimate that we will eliminate annual costs associated with these filing requirements, which we estimate to be approximately $200,000 on an annual basis.  These annual costs are broken down as follows:

Description	Amount

Independent Auditors (SEC review work)	$72,000
SEC Counsel	35,000
Staff and Executive Time	27,000
Printing, EDGAR, and Miscellaneous Costs	36,000
NASDAQ Listing Fees	30,000
Total	$200,000

In addition, the Company anticipates saving a one-time cost of approximately $90,000 which we estimate would be required to comply with Section 404 of the Sarbanes-Oxley Act in fiscal 2008 and in fiscal 2009 if the Company does not go private and outsources the Section 404 compliance.  Each year after fiscal 2009, additional costs associated with Section 404 compliance are also anticipated. We anticipate that if the Company does not go private we will need to add an additional member to our accounting staff, which will increase annual expenses by approximately $50,000.

We will apply for termination of the registration of our common stock and suspension of our SEC reporting obligations as soon as practicable following completion of the split transaction.  Following completion of the split transaction, we intend to continue to provide our shareholders with financial information by continuing to disseminate annual reports.

Elimination of Non-Continuing Shareholders

As a result of the split transaction, all shares held by non-continuing shareholders will be converted into the right to receive $14.00 per share in cash.  As a result, the non-continuing shareholders will not have the opportunity to participate in our earnings and growth after the split transaction.  Similarly, the non-continuing shareholders will not face the risk of losses generated by our operations or any decline in our value after the split transaction.  For more effects of the split transaction on our shareholders, see “SPECIAL FACTORS—Fairness of the Split Transaction.”

Financial Effects of the Split Transaction

We expect that the split transaction will require $443,000 in cash to complete.  This includes approximately $356,000 to be paid to non-continuing shareholders in exchange for their shares, and approximately $87,000 in professional fees, printing and mailing costs, filing fees and EDGAR costs, and other expenses related to the split transaction.  We do not anticipate that this expenditure will have any material adverse effect on our capital adequacy, liquidity, results of operations or cash flow.  The amount to be paid to non-continuing shareholders may change as a result of trading activity in our shares between the date hereof and the effective date of the split transaction.  See “SPECIAL FACTORS—Fees and Expenses” for a description of the fees and expenses we expect to incur in connection with the split transaction.  See “SPECIAL FACTORS—Financing of the Split Transaction” below for a description of how the split transaction will be financed.

Effect on Stock Options

Upon effectiveness of the split transaction, the number of shares of common stock subject to outstanding options under the Company’s stock option plans and the exercise prices of the options will remain the same.

Effect on Conduct of Business after the Split Transaction

We expect our business and operations to continue as they are currently being conducted and the transaction is not anticipated to have any effect upon the conduct of our business.  Although we cannot guarantee the continued payment of a dividend, we do not intend to change our current dividend policy or practice at this time.  No changes in our directors or executive officers are anticipated to result from the split transaction.

Plans or Proposals

The Company has no present plans to engage in a merger with or acquisition of any financial institutions.  Other than as described in this disclosure document, neither we nor our management has any current plans or proposals to effect any extraordinary corporate transaction, either with respect to the Company or First Federal, such as a merger, reorganization or liquidation, to sell or transfer any material amount of our or First Federal’s assets, to change either our Board of Directors or management, to change materially our indebtedness or capitalization, or otherwise to effect any material change in our corporate structure or business or that of First Federal.  Although our management does not presently have any intent to enter into any transaction described above, either at the holding company or bank level, nor is our management in negotiations with respect to any such transaction, there is always a possibility that we may enter into such an arrangement or transaction in the future, including, but not limited to, entering into a merger or acquisition transaction, making a public or private offering of our shares or entering into any other arrangement or transaction we may deem appropriate.  In such event, our continuing shareholders may receive payment for their shares in any such transaction lower than, equal to or in excess of the amount paid to the non-continuing shareholders in the split transaction.  Any acquisition strategy is dependent upon the opportunities that might arise, and there can be no certainty that any such transactions will occur.

Interests of Certain Persons in the Split Transaction

It is not anticipated that the split transaction will have any effect on the directors and executive officers of the Company and First Federal, other than with respect to their relative share ownership.  We expect that all of our directors and executive officers who presently own shares will either hold more than 300 shares, or will hold shares only in a nominee name aggregating to 300 or more shares.  Therefore all directors and executive officers who presently own shares will continue to own shares after the split transaction.

Because total outstanding shares will be reduced, the executive officers and directors as a group will hold a larger relative percentage of the Company.  As of the record date, these directors and executive officers collectively beneficially held 295,131 shares (excluding 71,316 unexercised options), or 16.2% of our common stock.  Based upon our estimates, taking into account the effect of the split transaction on our outstanding shares as described above, the directors and executive officers will beneficially hold 16.4% of our voting common stock (excluding unexercised options) following the split transaction.

This represents a potential conflict of interest because the directors of the Company approved the split transaction.  Despite this potential conflict of interest, the Board believes the proposed split transaction is fair to our unaffiliated shareholders for the reasons discussed in this disclosure document.

Financing of the Split Transaction

The Company expects that the split transaction will require approximately $443,000 in cash, which includes approximately $356,000 to be paid to non-continuing shareholders in exchange for their shares and approximately $87,000 in professional fees, printing and mailing costs, filing fees and EDGAR costs, and other expenses payable by us related to the split transaction.  See “SPECIAL FACTORS—Fees and Expenses” for a breakdown of the expenses associated with the split transaction.  The amount payable to non-continuing shareholders may change as a result of trading activity in our shares between the date hereof and the effective date of the split transaction.  The Company has sufficient working capital at the holding company level to pay these amounts or projected increases in these amounts.

Federal Income Tax Consequences

This section discusses the material federal income tax consequences to us and our shareholders that would result from the split transaction.  No opinion of counsel or ruling from the Internal Revenue Service has been sought or obtained with respect to the tax consequences of the split transaction, and the conclusions contained in this summary are not binding on the Internal Revenue Service.  This discussion is based on existing U.S. federal income tax law, which may change, even retroactively.  This discussion does not discuss all aspects of federal income taxation that may be important to you in light of your individual circumstances.  In particular, it does not address the federal income tax considerations applicable to certain types of shareholders, such as: financial institutions; insurance companies; tax-exempt organizations; dealers in securities or currency; traders in securities that elect mark-to-market; persons who hold our common stock as part of a straddle, hedge, risk reduction, constructive sale, or conversion transaction; persons who are considered foreign persons for U.S. federal income tax purposes, or who acquired their shares of the Company common stock through the exercise of an employee stock option or otherwise as compensation.  In addition, this discussion does not address any state, local, foreign or other tax considerations.  This discussion also assumes that you have held and, in the case of continuing shareholders will continue to hold, your shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended.  Shareholders are encouraged to consult their own tax advisor as to the particular federal, state, local, foreign and other tax consequences of the split transaction, in light of their individual circumstances.

The Company and First Federal.  The split transaction will constitute a tax-free “recapitalization” for federal income tax purposes, within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code, meaning that neither the Company nor First Federal will recognize any gain or loss with respect to the transaction.

Affiliated and Unaffiliated Shareholders Who Receive No Cash.  If you continue to hold Company common stock immediately after the split transaction, and you receive no cash as a result of the split transaction, then you will not recognize any gain or loss or dividend income in connection with the transaction and you will have the same adjusted tax basis and holding period in your Company common stock as you had in such stock immediately prior to the split transaction.

Affiliated and Unaffiliated Shareholders Who Receive Cash. If you receive cash as a result of the split transaction and do not continue to hold shares of Company common stock immediately after the split transaction, you will be treated as having had your shares redeemed by the Company and you will recognize gain or loss on the redeemed shares equal to the difference between the cash and your adjusted tax basis in the redeemed shares. Any recognized gain will be treated as capital gain unless the receipt of cash is deemed to have the effect of a dividend under Section 302 of the Internal Revenue Code, in which case the gain will be treated: (1) first, as a taxable dividend to the extent of your allocable share of the Company’s accumulated earnings and profits, if any; (2) second, as a tax-free return of capital to the extent of your adjusted tax basis in the redeemed shares; and (3) finally, any remaining amount as capital gain. Under the principles of Section 302, you will recognize capital gain rather than dividend income with respect to the cash received if the redemption is (1) “not essentially equivalent to a dividend,” (2) is “substantially disproportionate,” or (3) is a “complete termination” of your interest in the Company. In applying the principles of Section 302, the constructive ownership rules of Section 318 of the Internal Revenue Code will apply in determining your ownership interest in the Company.  Whether a redemption by the Company is “not essentially equivalent to a dividend” with respect to you will depend on whether the redemption was a “meaningful reduction” of your interest in the Company based on the facts and circumstances. For example, if (1) you exercise no control over the affairs of the Company (e.g., you are not an officer, director, or high ranking employee), (2) your relative stock interest in the Company is minimal, and (3) your post-split transaction ownership percentage is less than your pre-split transaction ownership percentage, then your receipt of cash would be generally regarded as “not essentially equivalent to a dividend.”  A redemption would be “substantially disproportionate” and, therefore, would not have the effect of a distribution of a dividend with respect to you if the percentage of Company shares of common stock actually and constructively owned by you immediately after the redemption is less than 80% of the percentage of all shares of Company common stock actually and constructively owned by you immediately before the redemption. Your interest in the Company is “completely terminated” if all of the shares of Company common stock actually and constructively owned by you are redeemed, unless you make a waiver of family attribution election and file it with the Internal Revenue Service pursuant to Section 302(c) of the Internal Revenue Code, in which case the Company common stock constructively owned by you does not have to be redeemed.

Any capital gain will be long-term capital gain subject to a rate not to exceed 15% if, as of the date of the exchange, the holding period for your Company shares is greater than one year.  Any gain recognized by you and classified as a dividend under Section 302 of the Internal Revenue Code will be treated as either ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to you, if you are an individual shareholder, at the long-term capital gains rate, provided that you held the shares giving rise to such income for more than 61 days during the 121 day period beginning 60 days before the effective date. Gain treated as ordinary income will be taxed at ordinary income rates.

In all other cases, if you receive cash in lieu of a fractional share of Company common stock, and immediately after the split transaction you constructively own shares of Company common stock, the cash you receive will be treated: (1) first, as a taxable dividend to the extent of your ratable share of the Company’s accumulated earnings and profits; (2) then, if the total amount of cash paid in the split transaction exceeds the Company’s accumulated earnings and profits, as a tax-free return of capital to the extent of your adjusted tax basis in the redeemed shares; and (3) finally, to the extent of the cash in excess of your adjusted tax basis in the redeemed shares, as capital gain from the sale or exchange of the redeemed shares.

Payments of cash to you for the surrender of your redeemed shares of Company common stock will be subject to information reporting and “backup” withholding at a rate of 28% of the cash payment, unless you furnish the Company with your taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certify that such number is correct, certify as to no loss of exemption from backup withholding, and satisfy certain other conditions.  Backup withholding is not an additional tax.  Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

As explained above, the amounts paid to you as a result of the split transaction may result in dividend income, capital gain income, or some combination of dividend and capital gain income to you depending on your individual circumstances.  The foregoing discussion of material United States federal income tax consequences of the split transaction set forth above represents general information only and is based upon the Internal Revenue Code, existing and proposed regulations thereunder, published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect.  You should consult your tax advisor as to the particular federal, state, local, foreign and other tax consequences of the split transaction, as well as the applicability of the alternative minimum tax to you, in light of your specific circumstances.

Record and Beneficial Ownership of Common Stock

It is important that our shareholders understand how shares that are held by them in “street name” will be treated for purposes of the split transaction. Shareholders who hold their shares of our common stock in a brokerage or custodial account are not shown on our shareholder records as the record holder of these shares. Instead, the brokerage firms or custodians typically hold all shares of our common stock that their clients have deposited with them through a single nominee; this is what is meant by “street name.”  If that single nominee is the record shareholder for 300 or more shares, then the stock registered in that nominee’s name will be unaffected by the split transaction. Because the split transaction only affects record holders, it does not matter whether any of the underlying beneficial owners for whom that nominee acts owns fewer than 300 shares. Upon completion of the split transaction, these beneficial owners will continue to beneficially own the same number of shares of our common stock as they did prior to the split transaction, even if the number of shares they own is less than 300. If you hold your shares in “street name,” you should talk to your broker, nominee or agent to determine how they expect the split transaction to affect you. Because other “street name” holders who hold through your broker, agent or nominee may adjust their holdings prior to the split transaction, you may have no way of knowing whether your shares will be cashed out in the split transaction until it is consummated. However, because we think it is likely that any brokerage firm or other nominee will hold more than 300 shares in any one account, we think it is likely that all “street name” holders will remain shareholders of common stock.

Shareholders who would prefer to remain holders of our common stock may elect to do so by acquiring sufficient shares so that they hold at least 300 shares in their own name immediately prior to the split transaction. In addition, beneficial owners who would be cashed out in the split transaction if they were record owners instead of beneficial owners, and who wish to be cashed out as part of the split transaction, should inquire of their broker or nominee as to the procedure and cost, if any, to transfer their shares into a record account into their own name. In either case, these shareholders will have to act far enough in advance of the split transaction so that any consolidation, purchase or transfer is completed by the close of business (local time) on the day of the effective time.

Appraisal Rights and Dissenters’ Rights

No appraisal or dissenters’ rights are available under Indiana law to shareholders as a result of the split transaction.  There may exist other rights or actions under Indiana law or federal or state securities laws for shareholders who can demonstrate that they have been damaged by the split transaction.  Although the nature and extent of these rights or actions are uncertain and may vary depending upon facts or circumstances, shareholder challenges to corporate actions in general are related to the fiduciary responsibilities of corporate officers and directors and to the fairness of corporate transactions.

Regulatory Requirements

In connection with the split transaction, we will be required to make a number of filings with, and obtain a number of approvals from, various federal and state governmental agencies, including:

•	filing of amendments to the Company’s Articles of Incorporation with the Indiana Secretary of State, in accordance with Indiana law; and

•	complying with federal and state securities laws, including filing a transaction statement on Schedule 13E-3 with the SEC of which this disclosure document is a part.

Accounting Treatment

We anticipate that we will account for the split transaction by treating the shares repurchased in the split transaction as shares that are cancelled and restored to the status of authorized but unissued shares.

Fees and Expenses

We will be responsible for paying the split transaction related fees and expenses, consisting primarily of fees and expenses of our financial advisor, attorneys, printing and mailing costs, filing fees and EDGAR costs, and other related charges.  We estimate that our expenses will total approximately $87,000, assuming the split transaction is completed.  This amount consists of the following estimated fees:

Description	Amount
KBW fees and expenses	$26,000
Legal fees and expenses	40,000
Paying agent fees and expenses	8,500
Printing and mailing costs	7,500
Filing Fees and EDGAR charges	2,500
Miscellaneous expenses	2,500
Total	$87,000

Reservation

Our Board of Directors will have the discretion to determine if and when to effect the split transaction, and reserves the right to abandon the transaction.  Under applicable Indiana law, the Board has a duty to act in the best interest of the Company’s shareholders.  Accordingly, the Board reserves the right to abandon the split transaction before the effective time of the split transaction, if for any reason the Board determines that, in the best interest of the Company’s shareholders, it is not advisable to proceed with the split transaction.  The Board intends to complete the split transaction, and is unaware of any circumstance that would cause it to abandon the transaction, other than (i) a significant increase in transaction costs resulting from purchases of shares prior to the effective date of the split apparently made solely for the purpose of receiving the premium to be paid to holders of fewer than 300 shares or (ii) a determination that the approved split will not reduce the number of shareholders of record to fewer than 300.

SELECTED HISTORICAL FINANCIAL DATA

The summary financial information presented below is derived in part from our consolidated financial statements. The information at June 30, 2007 and 2006 and for the years then ended is derived in part from the audited consolidated financial statements that are included in our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. The information at December 31, 2007 and 2006 and for the six months then ended was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The results of operations for the six months ended December 31, 2007 are not necessarily indicative of the results of operations that may be expected for the entire year. The financial information that follows is qualified in its entirety by reference to, and should be read in conjunction with, the Annual Report, and all of the financial statements and related notes contained in the Annual Report, copies of which may be obtained as set forth below under the caption “OTHER MATTERS—Where You Can Find More Information.” (Dollars in thousands, except per share amounts.)

	At or For the Six Months Ended		At or For the Year Ended
	December 31,		June 30,
	2007	2006	2007	2006
Selected Balance Sheet Data
Total assets	$368,296	$364,415	$362,992	$294,551
Investment securities	40,870	45,014	44,602	34,076
Mortgage-backed securities	48,606	36,804	35,496	36,645
Loans receivable, net	232,045	234,666	233,237	186,752
Deposits	228,354	247,535	251,234	189,341
Borrowings	99,653	77,494	72,496	73,000
Stockholders’ equity	34,407	34,318	34,218	28,206

Selected Income Statement Data
Interest income	$10,503	$9,109	$19,925	$14,228
Interest expense	6,724	5,493	12,039	7,647
Net interest income	3,779	3,616	7,256	6,581
Provision for loan losses	195	195	400	362
Noninterest income	1,096	960	2,008	2,652
Noninterest expense	4,140	3,859	8,286	6,910
Income before income taxes	540	522	578	1,961
Income tax expense	104	121	60	621
Net income	$436	$401	$518	$1,340

Share and Per Share Data
Weighted average shares outstanding:
Basic	1,783,534	1,632,512	1,708,422	1,494,710
Diluted	1,798,195	1,667,597	1,738,032	1,543,034
Outstanding shares at period end	1,826,315	1,836,686	1,840,901	1,554,768
Basic earnings per share	$0.24	$0.25	$0.30	$0.90
Diluted earnings per share	$0.24	$0.24	$0.30	$0.87
Book value per share at period end	$18.84	$18.68	$18.59	$18.14

Other Information
Ratio of earnings to fixed charges	1.08%	1.10%	1.05%	1.25%

SUMMARY PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated condensed balance sheet as of December 31, 2007 and the unaudited pro forma consolidated condensed statements of income for the six months ended December 31, 2007 and the year ended June 30, 2007 give effect to the split transaction. The unaudited pro forma consolidated condensed balance sheet gives effect to the split transaction as if the split transaction had been consummated at December 31, 2007. The unaudited pro forma consolidated condensed statements of income give effect to the split transaction as if the split transaction had been completed at the beginning of the periods presented. We have provided the following unaudited pro forma financial data solely for purposes of illustration. The pro forma financial data does not necessarily indicate what our operating results or financial position would have been if the split transaction had been completed during the periods presented. Furthermore, this data does not necessarily indicate what the future operating results or financial position of the Company will be following the split transaction. The unaudited pro forma statement of operations data includes adjustments to reflect assumed cost savings and other operational efficiencies that management expects to realize as a result of the split transaction and certain future transaction related expenses. Although management believes the amount of the projected cost savings and other operational efficiencies are reasonable, there can be no assurance that the Company will actually recognize these cost savings and operational efficiencies.

First Bancorp of Indiana, Inc.
Pro Forma Consolidated Condensed Balance Sheet
(In thousands, except per share data)

	At December 31, 2007	Change		Pro Forma

Cash and cash equivalents	$12,912	(443)		$12,469
Investments	89,476			89,476
Loans, net	232,045			232,045
Other assets	33,863			33,863
Total assets	$368,296	(443)		$367,853

Deposits	$228,354			$228,354
Borrowings	99,653			99,653
Other liabilities	5,881			5,881
Total liabilities	333,888			333,888

Common stock	26			26
Additional paid-in capital	27,950			27,950
Retained earnings	18,685	(87)	A	18,598
Accumulated other comprehensive income (loss)	(228)			(228)
Unreleased ESOP shares	(464)			(464)
Treasury stock	(11,561)	(356)	B	(11,917)
Total shareholders’ equity	34,408	(443)		33,965

Total liabilities and shareholders’ equity	$368,296			$367,853

Book value per share	$18.84			$18.86
Tangible book value per share	$14.98			$14.94

First Bancorp of Indiana, Inc.
Pro Forma Consolidated Statements of Income
(In thousands, except per share data)

	Six Months Ended December 31, 2007	Change		Pro Forma

Interest income	$10,503	(9)	C	$10,494
Interest expense	6,724			6,724
Net interest income	3,779	(9)		3,770
Provision for loan losses	195			195
Noninterest income	1,096			1,096
Noninterest expense	4,140	(100)	D	4,040
Income before income taxes	540	91		631
Income tax expense	104	36	E	140
Net income	$436	55		$491

Basic earnings per share	$0.24			$0.28
Diluted earnings per share	$0.24			$0.28

	Year Ended June 30, 2007	Change		Pro Forma

Interest income	$19,295	(12)	C	$19,283
Interest expense	12,039			12,039
Net interest income	7,256	(12)		7,244
Provision for loan losses	400			400
Noninterest income	2,008			2,008
Noninterest expense	8,286	(200)	D	8,086
Income before income taxes	578	188		766
Income tax expense	60	75	E	135
Net income	$518	113		$631

Basic earnings per share	$0.30			$0.37
Diluted earnings per share	$0.30			$0.37

Notes to Consolidated Pro Forma Financial Statements

Note A
Represents the estimated transaction fees and expenses.

Note B
Equals 25,429 shares repurchased at $14.00 per share.

Note C
Assumes a 5% annual opportunity cost applicable to the cash used to complete the transaction less assumed cost savings.

Note D
Assumed cost savings.

Note E
Assumes a 40% effective tax rate.

MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION

The Company’s shares are traded on the NASDAQ Global Market under the trading symbol “FBEI.”

	Sales Price Per Share
Quarter Ended	High	Low	Dividends Paid Per Share
Through 04/7/2008	$11.99	$11.45	$—
03/31/2008	12.90	11.10	0.30
12/31/2007	15.81	11.10	—
09/30/2007	16.00	14.51	0.30
06/30/2007	18.38	15.07	—
03/31/2007	19.29	17.55	0.30
12/31/2006	20.17	18.42	—
09/30/2006	20.14	17.45	0.30
06/30/2006	21.50	18.28	—
03/31/2006	22.58	20.50	0.30
12/31/2005	22.50	20.90	—
09/30/2005	22.45	19.77	0.30

There were 479 record holders of our common stock on January 31, 2008.

We do not have a formal dividend policy.  Regulations issued by the Office of Thrift Supervision govern First Federal’s capital requirements and may affect the amount of dividends we can pay.  Generally, the timing and amount of future dividends on our shares will depend on earnings, cash requirements, our and First Federal’s financial condition, applicable government regulations and other factors that our Board deems relevant.

Under the Indiana Business Corporation Law we may pay dividends if after the dividend payment, we are able to pay our debts as they become due and our assets exceed our liabilities.

COMMON STOCK PURCHASE INFORMATION

The Company has effected the following repurchases of its shares during the last two fiscal years and the first six months of the current fiscal year:

Quarter Ended	Total Number of Shares Purchased	Range of Prices Paid	Average Price Paid Per Share
12/31/2007	8,700	$15.05 - $13.75	$14.17
09/30/2007	12,738	$15.80 - $15.10	$15.62
06/30/2007	—	—	—
03/31/2007	16,071	$18.25 - $17.75	$18.05
12/31/2006	11,103	$19.25 - $18.88	$19.07
09/30/2006	4,225	$19.65 - $19.25	$19.37
06/30/2006	4,380	$20.75 - $19.39	$20.02
03/31/2006	20,420	$22.55 - $22.12	$22.32
12/31/2005	26,723	$22.25 - $21.61	$22.07
09/30/2005	24,386	$22.41 - $20.00	$21.93

Under a previously announced repurchase program, there are 37,921 shares remaining available for repurchase by the Company at this time.

Within the past 60 days, none of the Company, or its affiliates, directors, executive officers or subsidiaries have made any purchases of the Company common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Schedule 13E-3 with the SEC regarding this transaction. This disclosure document forms a part of the Schedule 13E-3. In addition, the Company files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy the Schedule 13E-3 at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The Schedule 13E-3 also is available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

We have not authorized anyone to give any information or make any representation about the transaction that differs from, or adds to, the information in this disclosure document or the Company documents that are publicly filed with the SEC. Therefore, if anyone gives you different or additional information, you should not rely on it.

The information contained in this disclosure document speaks only as of its date, unless the information specifically indicates that another date applies.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows the Company to “incorporate by reference” information in this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document or in any other subsequently filed document.

This document incorporates by reference the documents listed below that we have filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

Commissions Filings (File No. 000-29814)	Filing Date/Period
Annual Report on Form 10-KSB	Year ended June 30, 2007
Quarterly Report on Form 10-QSB	Quarter ended September 30, 2007
Quarterly Report on Form 10-QSB	Quarter ended December 31, 2007
Proxy Statement	October 12, 2007

Appendix A-1

Form of Amendment to Articles of Incorporation to Effect Reverse Stock Split

Section 3.01, Article III of the Articles of Incorporation is amended to read in its entirety as follows:

Section 3.01. Amount. The total number of shares of all classes of stock which this corporation shall have authority to issue is ten million (10,000,000), of which nine million (9,000,000) shall be common stock, par value $0.01 per share, and one million (1,000,000) shall be serial preferred stock, par value $0.01 per share.

Without regard to any other provision of these Articles of Incorporation, each one (1) share of common stock, either issued and outstanding or held by the corporation as treasury stock immediately prior to the time this amendment becomes effective, shall be and is hereby automatically reclassified and changed (without any further act) into one-three hundredth (1/300th) of a fully-paid and nonassessable share of common stock without increasing or decreasing the amount of stated capital or paid-in surplus of the corporation, provided that no fractional shares shall be issued to any registered holder of fewer than 300 shares of common stock immediately prior to the time this amendment becomes effective, and that instead of issuing such fractional shares, such fractional shares shall be cancelled and converted into the right to receive the cash payment of $14.00 for each share of common stock held by any registered holder of fewer than 300 shares of common stock immediately before the time this amendment becomes effective.

Appendix A-2

Form of Amendment to Articles of Incorporation to Effect Forward Stock Split

Section 3.01, Article III of the Articles of Incorporation is amended to read in its entirety as follows:

Section 3.01. Amount. The total number of shares of all classes of stock which this corporation shall have authority to issue is ten million (10,000,000), of which nine million (9,000,000) shall be common stock, par value $0.01 per share, and one million (1,000,000) shall be serial preferred stock, par value $0.01 per share.

Without regard to any other provision of these Articles of Incorporation, each one (1) share of common stock, either issued or outstanding or held by the corporation as treasury stock, and any fractional share held by any shareholder (including the corporation) who holds one (1) or more shares immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into three hundred (300) fully-paid and nonassessable shares of common stock (or, with respect to fractional shares, such lesser number as may be applicable upon such 300-for-1 ratio) without increasing or decreasing the amount of stated capital or paid-in surplus of the corporation, provided that no fractional shares of common stock shall be issued.

Appendix B

February 20, 2008

The Board of Directors
First Bancorp of Indiana, Inc.
5001 Davis Lant Drive
Evansville, Indiana 47715

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, of the per share consideration to be paid for each share of common stock of First Bancorp of Indiana, Inc. (the “Company”) that will be cashed out in the Company’s proposed reverse stock split (the “Split”). Under the terms of the proposed Split, each 300 shares of the Company’s common stock will be converted into one share of common stock. Shareholders of record owning fewer than 300 shares of the Company’s common stock will be entitled to receive, in lieu of fractional shares, $14.00 in cash for each pre-Split share held at the effective time of the Split, as described in the going private disclosure document mailed to shareholders. The Split is a going private transaction and, as such, is intended to allow the Company to terminate the registration of its common stock with the Securities and Exchange Commission.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, the Company, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of the Company for our own account and for the accounts of our customers. To the extent we are aware of any such position as of the date of this opinion it has been disclosed to the Company. We have acted exclusively for the board of directors of the Company (the “Board of Directors”) in rendering this fairness opinion and will receive a fee from the Company for our services.

During the past two years we have acted as financial advisor to the Company in connection with the acquisition of another financial institution.

In connection with this opinion, we have reviewed, analyzed and relied upon material relative to the financial and operating condition of the Company, including among other things, the following: (i) a draft of the going private information statement describing the Split, which we assume will correspond in all material respects to the final documents to be mailed to all shareholders; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-KSB for the three fiscal years ended June 30, 2007 of the Company; (iii) Quarterly Reports on Form 10-QSB of the Company for quarters ended September 30, 2007 and December 31, 2007; (iv) recent trading activity of the Company’s stock; and (v) other financial information concerning the businesses and operations of the Company furnished to us by the Company for purposes of our analysis. We have also held discussions with senior management of the Company regarding the past and current business operations, regulatory relations, financial condition and future prospects of the Company and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of recent splits in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of the Company as to the reasonableness and achievability of the financial and operating forecasts and projections provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of management and that such forecasts and projections will be substantially realized in the amounts and in the time periods currently estimated by management. With your consent, we relied on advice of counsel and independent accountants to the Company as to legal and financial matters, respectively, concerning the Company and the Split, and have assumed that the Split will be conducted in a manner that complies in all respects with applicable statutes, law, rules and regulations. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of the Company, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) future prospects of the Company; (iii) the nature and terms of certain other similar transactions involving banks and bank holding companies; (iv) trading activity in the Company’s stock, and; (v) premiums paid on other “going private” transactions. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other similar transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent; provided however, that the Company may include the opinion in its entirety as an exhibit or appendix to any report, statement, or schedule filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 in connection with the Split.

This opinion does not address the relative merits of the Split and the privatization impact for either the Company or the remaining shareholders.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $14.00 per share consideration for each pre-Split share is fair, from a financial point of view, to the shareholders of the Company whose shares will be cashed out in conjunction with the proposed Split.

Sincerely,

Keefe, Bruyette & Woods, Inc.